

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 14, 2007

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

Re: FBR Capital Markets Corporation
    Amendment No. 1 to Registration Statement on Form S-1
    Filed on May 10, 2007
    File No. 333-141987

Dear Mr. Ginivan:

    We have limited our review of your filing to those issues we have addressed in our comments.

Management's Discussion and Analysis

Executive Summary of Segment Results for the Three Months Ended March 31, 2006 and 2007

1.   Please provide a table of your segment results for the interim periods ended March 31, 2007 and March 31, 2006 in a similar manner and with the same financial information provided in the tables for each of the three years ended December 31, 2006 on pages 43, 45, and 47. Please consider whether any additional discussion needs to be provided in MD&A regarding the additional financial information provided.

Compensation of Directors, page 97

2.   We note you added disclosure regarding compensation for your directors. Please provide the director compensation table and disclosure, including the fair value of the equity awards, required by Item 402(k) of Regulation S-K.

William J. Ginivan
FBR Capital Markets Corporation
May 14, 2007
Page 2

Financial Statements

Unaudited Financial Statements for the Three Months Ended March 31, 2007

Note 10. Segment Information, page F-14

3.   Please present the same financial information in your table for the interim periods ended March 31, 2007 and March 31, 2006 as provided in Note 14 of your financial statements for the year ended December 31, 2006. This additional financial information should include the components of revenues, net of interest expenses as well as variable and fixed compensation and operating expenses.

Audited Financial Statements for the Year Ended December 31, 2006

Note 14. Segment Information, page G-34

4.   Please continue to present total assets and net assets by each segment as of each balance sheet date as was done in the Form S-1 filed on April 10, 2007. Ensure that the interim financial statements include similar disclosures as well.

        As appropriate, please amend your registration statement in response to these comments. You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Daniel M. LeBey, Esq.
        Hunton & Williams LLP
        Riverfront Plaza, East Tower
        Richmond, VA 23219